Exhibit 99.1

QIWI Announces Extraordinary General Meeting of Shareholders

NICOSIA, CYPRUS – March 31, 2022 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), a leading provider of cutting-edge payment and financial services in Russia and the CIS, today announced that it will hold an extraordinary general meeting of shareholders (the "EGM") on Monday May 16, 2022, at 10:00a.m. (Cyprus Time) at QIWI’s office located at 12 Kennedy Avenue, Kennedy Business Centre, 2nd floor, 1087, Nicosia, Cyprus.

Only shareholders of record at the close of business on March 30, 2022 are entitled to receive notice, attend and vote at the EGM and any adjourned meeting thereof. Holders of the Company's American Depositary Shares ("ADSs") who wish to exercise their voting rights for the underlying shares must act through the depositary of the Company's ADS program, The Bank of New York Mellon. Shareholders are cordially invited to attend the EGM.

At the EGM for shareholders’ approval will be submitted the buyback program. On the recommendation of the Board of Directors (the “Board”) of the Company it is proposed to approve acquisition by the Company directly or through any of its subsidiary of ordinary shares of the Company represented by the ADSs listed at Nasdaq Global Select Market and Moscow Exchange (MOEX), and to authorize the Board to buyback ordinary shares of the Company represented by the ADSs.

The purpose of the buyback is to purchase the ordinary shares of the Company represented by the ADSs on the open market at prices below the fundamental value in order to:

•	return additional value to shareholders;
•	use as equity consideration for potential value-accretive M&As;
•	fund the Company's long-term incentive plan;
•	return repurchased shares back to the market when price level recovers.

The buyback program has to be executed under the following terms and conditions:

•	the total nominal value of the ordinary shares represented by the ADSs that will be acquired under by the Company or any of its subsidiary shall not exceed 10% of the total number of shares outstanding (the maximum number of shares permitted under Section 57A of the Cyprus Companies Law, Cap. 113, as amended);
•	the monetary consideration payable for the buyback shall be paid out of the realized and non-distributed profits;
•	the authority of the Board to acquire the ordinary shares represented by the ADSs shall expire within 12 months as from the date on which the buyback program is approved;
•	the acquired ordinary shares represented by the ADSs shall be disposed or cancelled within 2 years following the date when such ordinary shares represented by ADSs were acquired;
•	the maximum acquisition price shall not exceed by 5% the average buy price during the last 5 trading days before the relevant acquisition and minimum acquisition price shall be not less than par value (or its equivalent in US dollars);
•	after the buyback the net assets of the Company cannot be lower than the sum of the issued share capital and non-distributable reserves;
•	the buyback program will apply during the period beginning at the start of trading of the second trading day following the date of publication of the financial results for a particular fiscal quarter or year and continuing until the beginning of the blackout period;

•	to authorize the publication of the resolution of the EGM in at least two daily newspapers of wide circulation at least 10 days prior to the commencing of the buyback setting out the basic terms thereof and specifying the time period during which the Company intends to proceed with the acquisitions and to be repeated every time the Company implements the buyback resolution;
•	to authorize a Director and the Secretary of the Company to notify the Registrar of Companies in Cyprus within 14 days with respect to the buyback.

Further details on the agenda and procedural matters related to the EGM will be made available to the Company's shareholders by the Company and the Company's ADS holders through The Bank of New York Mellon.

Copies of certain materials related to the EGM, including Notice for the convocation of the EGM and forms of the shareholder's proxy, are available on our website at https://investor.qiwi.com/governance/general-meetings/.

About QIWI plc.

For over 20 years we stood at the fore point of fintech innovations to facilitate and secure digitalization of payments. Our mission is to connect our clients providing unique financial and technological solutions to make the impossible accessible and simple.

QIWI is a leading provider of cutting-edge payment and financial services in Russia and the CIS. We offer a wide range of products under several directions: QIWI payment and financial services ecosystem for merchants and B2C clients across digital use-cases, ROWI digital structured financial products for SME, Flocktory services in marketing automation and advertising technologies, and several other startups.

QIWI has an integrated proprietary network that enables payment services across online, mobile and physical channels and provides access to financial services for retail customers and B2B partners. Our network allows over 27 million of customers and partners to accept and transfer RUB 148 billion of cash and electronic payments monthly. Company’s money remittance payment platform connects businesses and people from over 185 countries via over 670 thousand service points. Our customers and partners can use cash, stored value, prepaid cards and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably, as well as employ QIWI’s open API infrastructure and highly customizable, sophisticated payment solutions to serve their business or personal needs. Our ROWI brand serves businesses with digital factoring, bank guarantees and other financial solutions for SMEs.

For the FY 2020 QIWI had revenue of RUB 40.6 billion and an Adjusted EBITDA of RUB 13.8 billion. QIWI's American depositary shares are traded on the NASDAQ and Moscow Exchange (ticker: QIWI).

For more information, visit investor.qiwi.com.

Contact

Investor Relations

+357.25028091

ir@qiwi.com